Kai H. Liekefett    kliekefett@velaw.com

Tel +1.212.237.0037    Fax +1.713.237.0100

June 6, 2016

Via EDGAR, Email and Federal Express

Bryan J. Pitko

Attorney Advisor

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Rubicon Technology, Inc.
DEFA14A
Filed May 27, 2016
File No. 001-33834

Dear Mr. Pitko:

On behalf of our client, Rubicon Technology, Inc. (“Rubicon,” or the “Company”), please find below the responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 1, 2016, with respect to the DEFA14A filed with the Commission on May 27, 2016, File No. 001-33834 (the “Soliciting Materials”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Soliciting Materials unless otherwise specified.

DEFA 14A

Mr. Hesham Gad

1.	Disclosure states that Mr. Gad’s annual compensation at Paragon “has increased dramatically during his tenure.” Please provide support for this assertion.

RESPONSE:

Vinson & Elkins LLP Attorneys at Law Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Richmond Riyadh San Francisco Taipei Tokyo Washington	666 Fifth Avenue New York, New York 10103-0040 Tel +1.212.237.0000 Fax +1.713.237.0100 www.velaw.com

Securities and Exchange Commission June 6, 2016 Page 2

The annual report of Paragon Technologies, Inc. (“Paragon”) filed on Form 10-K with the Commission on December 31, 2015 reports at page 20 that Hesham M. Gad’s (“Mr. Gad”) compensation for serving as a director of Paragon was $30,000 in 2014, $60,000 in 2015, and $150,000 in 2016. We believe that this 500% increase in director compensation from 2014 to 2016 is a reasonable basis for asserting that Mr. Gad’s compensation “has increased dramatically during his tenure.”

2.	Disclosure states that Paragon’s shareholders will bear the cost of the “expensive proxy fight against Rubicon.” Given that Paragon has disclosed that it intends to seek reimbursement from Rubicon of the costs and expenses incurred by it in the proxy fight, and that Paragon owns less than 0.3% of Rubicon stock in any event, please advise how this is the case.

RESPONSE:

This is a statement that we believe has a self-evident and reasonable factual basis. Paragon, in its definitive proxy materials filed on Schedule 14A with the Commission on May 23, 2016 in respect of the Company’s 2016 annual meeting of stockholders, indicated that it intends to seek reimbursement for its expenses in connection with the proxy contest, which it estimates will be “$350,000 or more”, if it is successful in obtaining the election of one or more of its nominees to Rubicon’s board of directors (the “Board”). Under Delaware law, stockholders are not entitled or empowered to cause, by stockholder vote or otherwise, any cost reimbursement for a proxy contest. This power belongs exclusively to the Board.1 None of the current Board members has any intention of approving a reimbursement request by Paragon. Even if both of Paragon’s nominees are elected to the Board, Paragon will have only two out of six directors, making it at best unlikely that their election will lead the Board to authorize a reimbursement. As such, it is reasonable to conclude or to expect that Paragon will continue to bear its costs in connection with the proxy contest. If Paragon bears the costs, its stockholders economically bear the costs. We note both parties are already bearing the costs.

We respectfully submit our view that the amount of Rubicon stock owned by Paragon is immaterial to whether or not Paragon’s stockholders will bear the cost of the Paragon’s proxy fight.

[1]	CA, Inc. v. AFSCME Employees Pension Plan, 953 A.2d 227, 240 (Del. 2008) (holding that a stockholder proposal related to the reimbursement of proxy expenses is invalid if it “contains no language or provision that would reserve to [the] directors their full power to exercise their fiduciary duty to decide whether or not it would be appropriate, in a specific case, to award reimbursement . . . .”)

Securities and Exchange Commission June 6, 2016 Page 3

Mr. Jack Jacobs

3.	Please provide support for the assertion that Mr. Gad has a “self-interested agenda.”

RESPONSE:

We believe there is a self-evident and reasonable factual basis for this statement. First, Mr. Gad’s agenda appears to be to obtain board representation, even at great cost to Paragon. As a case in point: Rubicon offered to appoint one of Paragon’s nominees, Jack H. Jacobs, to the Board, but Paragon refused to settle unless Mr. Gad was also seated. We believe this indicates self-interest on the part of Mr. Gad. Second, while Paragon owns only 80,000 shares of Rubicon stock at a market value of $57,200,2 it continues the proxy contest with Rubicon on which it estimates to spend “$350,000 or more,” according to Paragon’s proxy statement. On this basis, it is reasonable to conclude or infer that Mr. Gad seeks gain for himself from his involvement with Rubicon. Third, as a matter of corporate law, neither Gad nor Paragon owe any duties to their fellow stockholders or other constituencies at Rubicon. In this context, it is reasonable to believe and thus to assert that Mr. Gad’s investment in and involvement with Rubicon, like the investment and involvement of all stockholders in Rubicon, function to serve his own interests.

We are making this statement to juxtapose Mr. Gad’s apparent agenda of self-interest with the Board’s legal obligations: whereas it is reasonable to believe, and thus to assert, that Mr. Gad is seeking his own self-interest, it is a matter of law (and fact) that the current directors must be looking out for the interests of all of Rubicon’s stockholders.

* * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

[2]	Based on the closing price of $0.715 per share of Rubicon stock on June 2, 2016.

Securities and Exchange Commission June 6, 2016 Page 4

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing, or if any additional supplemental information is required by the Staff, to Kai Haakon E. Liekefett at (212) 237-0037.

Very truly yours, VINSON & ELKINS L.L.P.

By:	/s/ Kai H. Liekefett
Name:	Kai H. Liekefett

Enclosures

cc:	William F. Weissman
President & Chief Executive Officer
Rubicon Technology, Inc.

EXHIBIT A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

Filed by the Registrant  ☐                             Filed by a Party other than the Registrant  ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☒	Definitive Additional Materials

☐	Soliciting Material Pursuant to Rule 14a-12

RUBICON TECHNOLOGY, INC.

(Name of Registrant as Specified in its Charter)

PARAGON TECHNOLOGIES, INC.

GAD PARTNERS FUND LP

GAD CAPITAL MANAGEMENT LLC

HESHAM M. GAD

JACK H. JACOBS

DEBORAH R. MERTZ

SAMUEL S. WEISER

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

	(1)	Title of each class of securities to which transaction applies:
	(2)	Aggregate number of securities to which transaction applies:
	(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):
	(4)	Proposed maximum aggregate value of transaction:
	(5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	(1)	Amount Previously Paid:
	(2)	Form, Schedule or Registration Statement No.:
	(3)	Filing Party:
	(4)	Date Filed:

Paragon Calls on Rubicon to Explain Appointment of Director with Questionable Record

ATLANTA, GA – Paragon Technologies, Inc., which has initiated a proxy contest at the annual meeting of Rubicon Technology, Inc. (NASDAQ: RBCN) scheduled to be held on June 24, 2016, today called on Rubicon to explain the unilateral appointment by the incumbent Board of a new director with a questionable record in the midst of an election process, bypassing a vote of shareholders.

On Tuesday, May 31, long after mailing its proxy statement and annual meeting materials to shareholders, Rubicon abruptly announced the appointment of a new director to the Board, Timothy E. Brog. The incumbent Board appointed Brog “effective immediately” and as a Class II director immune from any vote of shareholders until “the 2018 annual meeting.”

Most alarming, the Rubicon Board appears to either have failed to vet Brog’s background or they are unconcerned about his questionable record, which includes:

•	Brog has a history of multiple SEC violations, including multiple disclosure violations in activist campaigns.

•	Brog was arrested on drug charges just three years ago.

•	Brog recently underwent a contentious divorce in which the court cited his “drug arrest” and “infidelity” as causes for the marital discord.

Paragon calls on the Rubicon Board to immediately explain this very concerning track record.

Brog’s appointment is an appalling affront to shareholder rights and responsible corporate governance. The Rubicon Board decided to bypass the annual meeting and directly appoint their own hand-picked stand-in director. Brog appears to be a journeyman director regularly added as a stand-in for contested elections, including in multiple cases where his nomination was forced to be withdrawn or was declared deficient and invalid.

The Rubicon Board also saw fit to immediately reward Brog with generous compensation. Rubicon stated that Brog received an immediate “equity compensation grant…of 73,529 shares of restricted common stock…with an estimated value of $50,000” plus “a one-time cash payment of $50,000” plus he will receive “an annualized base fee of $70,000 for his service on the Board” plus if Brog “is appointed to any committees of the Board, he will receive additional committee service compensation.” Although not disclosed in Rubicon’s Form 8-K reporting Brog’s appointment, Brog received yet another 31,023 share equity grant on the date of his appointment.

As Rubicon’s significant losses continue to grow, not only does the Board continue to award themselves what we believe is lavish compensation, they now add one more name to the list of excessively paid directors.

Shareholders deserve better than what we believe is a continuing and flagrant pattern of self-serving behavior by the incumbent Board of Directors.

If you are concerned about the $150 million of losses at Rubicon during the past four years and what we believe is the poor track record of corporate governance and board performance at Rubicon, and would like to hear more about Paragon’s plans for the company, we urge you to contact us. Please contact Alliance Advisors, our proxy advisor, toll-free at 855-737-3183.

If you would like to speak with Sham Gad, the Chairman and CEO of Paragon and one of our director nominees, you may reach him at 706-340-4817. If you would like to speak with Sham or have any questions, please do not hesitate to call Sham.

*    *    *

Paragon Technologies, Inc. has filed with the Securities and Exchange Commission (the “SEC”) a definitive proxy statement and a blue proxy card in connection with its solicitation of votes for the election of director nominees at the 2016 annual meeting of shareholders of Rubicon Technology, Inc., a Delaware corporation (the “Company”).

Paragon Technologies, Inc. is the beneficial owner of 80,000 shares of common stock of the Company, par value $0.001 per share (“Common Stock”), Gad Partners Fund LP is the direct beneficial owner of 1,023 shares of Common Stock, and Hesham M. Gad is the direct beneficial owner of an additional 1,000 shares of Common Stock. Mr. Gad serves as the Chairman of the Board and Chief Executive Officer of Paragon Technologies, Inc. and is the managing member of Gad Partners Fund LP.

Paragon Technologies, Inc., its executive officers and directors, Gad Partners Fund LP and certain of its affiliates, and Paragon’s nominees to the board are the participants in the proxy solicitation. Information regarding the participants and their direct and indirect interests in the solicitation, by security holdings or otherwise, is included in Paragon’s definitive proxy statement and other materials filed with the SEC.

SHAREHOLDERS OF THE COMPANY SHOULD READ SUCH PROXY STATEMENT AND OTHER PROXY MATERIALS CAREFULLY AND IN THEIR ENTIRETY AS THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION RELATING TO THE COMPANY’S ANNUAL MEETING, PARAGON’S SOLICITATION OF PROXIES AND PARAGON’S NOMINEES TO THE BOARD. SUCH PROXY MATERIALS ARE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV OR FROM ALLIANCE ADVISORS, LLC.

Contacts:

Alliance Advisors, LLC

Toll-free number: 855-737-3183

Peter Casey, 973-873-7710